                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)*

                            G-III Apparel Group, Ltd.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   36237 H 101
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 36237 H 101                13G/A                     Page 2 of 6 Pages

1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Morris Goldfarb

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [_]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

  NUMBER OF    5    SOLE VOTING POWER
   SHARES           3,783,355 shares of Common Stock, par value $0.01
BENEFICIALLY
  OWNED BY     6    SHARED VOTING POWER
    EACH            846,133
 REPORTING
 PERSON WITH   7    SOLE DISPOSITIVE POWER
                    3,783,355 shares of Common Stock, par value $0.01

               8    SHARED DISPOSITIVE POWER
                    846,133

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,488
     shares, which includes (i) 360,000 shares which may be acquired within 60 days upon the exercise of options, (ii) 195,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 195,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, (iv) 108,375 shares owned by Goldfarb Family Partners, L.L.C., of which the reporting person is the Managing Member, (v) 57,500 shares owned by The Morris and Arlene
     Goldfarb Family Foundation, Inc., of which the reporting person is the
     President and Treasurer, (vi) 441,300 shares owned jointly with the reporting person's spouse and (vii) 14,833 shares owned by the reporting person's spouse.

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     Instructions) [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     31.9%

12   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 36237 H 101                13G/A                     Page 3 of 6 Pages

NOTE: This Schedule 13G/A reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2006.

Item 1(a) Name of Issuer:

          G-III Apparel Group, Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices:

          512 Seventh Avenue
          New York, New York 10018

Item 2(a) Name of Person Filing:

          See Item 1 of the cover page attached hereto

Item 2(b) Address of Principal Business Office,
          or if none, Residence:

          c/o G-III Apparel Group, Ltd.
          512 Seventh Avenue
          New York, New York 10018

Item 2(c) Citizenship:

          See Item 4 of the cover page attached hereto

Item 2(d) Title of Class of Securities:

          Common Stock, par value $0.01 ("Common Stock")

Item 2(e) CUSIP Number:

          36237 H 101

Item 3    If this statement is filed pursuant to Sections 240.13d-1(b) or
          240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act;

     (b) [_] Bank as defined in Section 3(a)(6) of the Act;

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

     (d) [_] Investment company registered under Section 8 of the Investment
     Company Act of 1940;

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule
     13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule
     13d-1(b)(1)(ii)(G);

CUSIP No. 36237 H 101                13G/A                     Page 4 of 6 Pages

     (h) [_] A savings association as defined in Section 3(b) of the Federal
     Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          Not Applicable

Item 4    Ownership:

          (a)  Amount beneficially owned:

               See Item 9 of the cover page attached hereto.

          (b)  Percent of Class:

               See Item 11 of the cover page attached hereto. All calculations are based upon 14,145,600 shares of Common Stock outstanding on
               December 31, 2006 (excluding treasury shares).

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 3,783,355

               (ii)  Shared power to vote or to direct the vote: 846,133

               (iii) Sole power to dispose or to direct the disposition of:
                     3,783,355

               (iv)  Shared power to dispose or to direct the disposition of:
                     846,133

Item 5    Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
               beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable

CUSIP No. 36237 H 101                13G/A                     Page 5 of 6 Pages

Item 7    Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on By the Parent Holding Company:

               Not Applicable

Item 8    Identification and Classification of Members of the Group:

               Not Applicable

Item 9    Notice of Dissolution of Group:

               Not Applicable

Item 10   Certification:

               Not Applicable

CUSIP No. 36237 H 101                 13G                      Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007

                                                  /s/ Morris Goldfarb
                                                  ------------------------------
                                                  MORRIS GOLDFARB